SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 28)*

Telos Corporation

(Name of Issuer)

12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value

(Title of Class of Securities)

8796B200

(CUSIP Number)

Seth W. Hamot Costa Brava Partnership III L.P. 222 Berkeley Street, 17th Floor Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 8796B200

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
(a) ☐
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS

Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 405,172
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 405,172
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,172
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%*
14.	TYPE OF REPORTING PERSON PN

*Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock (the “Public Preferred Stock”) outstanding as of June 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed with the Securities and Exchange Commission on August 14, 2012.

CUSIP No.: 8796B200

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
(a) ☐
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS

Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 405,172
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 405,172
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,172
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%*
14.	TYPE OF REPORTING PERSON OO

*Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock (the “Public Preferred Stock”) outstanding as of June 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed with the Securities and Exchange Commission on August 14, 2012.

CUSIP No.: 8796B200

1.	NAME OF REPORTING PERSON: Seth W. Hamot
(a) ☐
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS

Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐ ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 405,172
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 405,172
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,172
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%*
14.	TYPE OF REPORTING PERSON IN, HC

*Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock (the “Public Preferred Stock”) outstanding as of June 30, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed with the Securities and Exchange Commission on August 14, 2012.

CUSIP No.: 8796B200

AMENDMENT NO. 28 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007, and further amended by Amendment No. 14 filed on March 7, 2007, and further amended by Amendment No. 15 filed on July 20, 2007, and further amended by Amendment No. 16 filed on July 26, 2007, and further amended by Amendment No. 17 filed on August 3, 2007, and further amended by Amendment No. 18 filed on September 5, 2007, and further amended by Amendment No. 19 filed on September 13, 2007, and further amended by Amendment No. 20 filed on September 24, 2007, and further amended by Amendment No. 21 filed on October 2, 2007, and further amended by Amendment No. 22 filed on October 18, 2007, and further amended by Amendment No. 23 filed on October 25, 2007, and further amended by Amendment No. 24 filed on December 11, 2007, and further amended by Amendment No. 25 filed on December 14, 2007, and further amended by Amendment No. 26 filed on February 20, 2008, and further amended by Amendment No. 27 filed on October 28, 2010 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.	Purpose of the Transaction.

Item 4 appearing in the Schedule 13D is hereby supplemented with the following:

On September 7, 2012, the Maryland Court of Special Appeals remanded Costa Brava Partnership III L.P. et al.’s shareholder derivative claims for reconsideration, and vacated the lower court’s dismissal of the plaintiffs’ direct claim against John Porter for shareholder oppression. The claims were remanded to the Circuit Court for further proceedings not inconsistent with the opinion of the Court of Special Appeals (the “Opinion”). The foregoing description of the Opinion does not purport to be complete and is qualified in its entirety by reference to the Opinion, a copy of which is attached hereto as Exhibit 99.35 and is incorporated herein by reference.

 CUSIP No.: 8796B200

Item 7.	Material to be Filed as Exhibits.

Item 7 appearing in the Schedule 13 is hereby supplemented with the following:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 1	Amended Joint Filing Agreement
Exhibit 99.35	Opinion of the Maryland Court of Special Appeals in the matter of Costa Brava Partnership III L.P. et al. dated September 7, 2012

CUSIP No.: 8796B200

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2012

COSTA BRAVA PARTNERSHIP III L.P.

By:	Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Name: Seth W. Hamot
Title: President

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Name: Seth W. Hamot
Title: President

SETH W. HAMOT
By:	/s/ Seth W. Hamot